                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                 SCHEDULE 14D-1

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 Amendment No. 3

                                     and

                                 SCHEDULE 13d

                              (Amendment No. 1)

                           CONTINENTAL CIRCUITS CORP.
       ------------------------------------------------------------------
                           (NAME OF SUBJECT COMPANY)

                           HADCO ACQUISITION CORP. II
                                HADCO CORPORATION
       ------------------------------------------------------------------
                                    (BIDDERS)

                          COMMON STOCK, $.01 PAR VALUE
       ------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   989852-10-8
       ------------------------------------------------------------------
                                 (CUSIP NUMBER)

                              --------------------

                                 ANDREW E. LIETZ
                             CHIEF EXECUTIVE OFFICER
                                HADCO CORPORATION
                                12A MANOR PARKWAY
                           SALEM, NEW HAMPSHIRE 03079
                                 (603) 898-8000
       ------------------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                              --------------------

                                   COPIES TO:
                            STEPHEN A. HURWITZ, ESQ.
                         TESTA, HURWITZ & THIBEAULT, LLP
                                HIGH STREET TOWER
                                 125 HIGH STREET
                                BOSTON, MA 02110

                              --------------------

-------------------------                                  ---------------------
  CUSIP No. 989852-10-8      SCHEDULE 14D-1 AND 13D          Page 2 of 5 Pages
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSONS

        Hadco Acquisition Corp. II

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS


--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

        AF
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(e) or 2(f)                                                  [ ]

        N/A
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        State of Delaware
--------------------------------------------------------------------------------
7.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,276,708
--------------------------------------------------------------------------------
8.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
        N/A
--------------------------------------------------------------------------------
9.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
        98.1%
--------------------------------------------------------------------------------
10.     TYPE OF REPORTING PERSON*

        CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                                  ---------------------
  CUSIP No. 989852-10-8      SCHEDULE 14D-1 AND 13D          Page 3 of 5 Pages
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSONS

        Hadco Corporation

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS


--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

        BK
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(e) or 2(f)                                                  [ ]

        N/A
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        The Commonwealth of Massachusetts
--------------------------------------------------------------------------------
7.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,276,708
--------------------------------------------------------------------------------
8.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
        N/A
--------------------------------------------------------------------------------
9.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
        98.1%
--------------------------------------------------------------------------------
10.     TYPE OF REPORTING PERSON*

        CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  TENDER OFFER

       This Amendment No. 3 amends and supplements the Schedule 14D-1 filed by Hadco Corporation, a Massachusetts corporation ("Parent"), and Hadco Acquisition Corp. II, a Delaware corporation and a wholly-owned subsidiary of Parent ("Purchaser"), and is Amendment No. 1 to Schedule 13D relating to the offer by Purchaser to purchase all outstanding shares of Common Stock, $.01 par value per share (the "Shares"), of Continental Circuits Corp. (the "Company"), a Delaware corporation, at $23.90 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated February 20, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which collectively constitute the "Offer"). All capitalized terms contained herein and not otherwise defined shall have the meanings assigned to them in the Offer to Purchase.

        ITEM 5.    PURPOSE OF THE TENDER OFFER AND PLANS OF PROPOSALS OF THE
                   BIDDER

Item 5 is hereby amended by the addition of the following:

                On March 20, 1998, the Parent, as sole stockholder of Purchaser, approved the Merger of the Purchaser with and into the Company, with the Company as the surviving corporation. Immediately after the acceptance for payment of the Shares tendered in the Offer as described below, all of the directors of the Company resigned.

        ITEM 6.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Item 6 is hereby amended by the addition of the following:

                Following the expiration of the Offer at 12:00 midnight on March 19, 1998, Purchaser accepted for payment all 7,276,708 Shares (representing 98.1% of the outstanding Shares) that had been validly tendered and not withdrawn in the Offer.

        Item 11 is hereby amended as follows:

(a)(10) Text of Press Release issued by Parent on March 20, 1998.

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                                   SIGNATURES


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 20, 1998                    HADCO ACQUISITION CORP. II



                                          By: /s/ TIMOTHY P. LOSIK
                                              ----------------------------
                                              Name: Timothy P. Losik







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                                  EXHIBIT INDEX




Exhibit No.    Description                                              Page No.
-----------    -----------                                              --------


(a)(10)        Text of Press Release issued by Parent, dated
               March 20, 1998.






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